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Pan American Silver Announces Resolution of Garcia v. Tahoe Case

Vancouver, B.C. - July 30, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American” or the "Company") is pleased to announce that we have achieved final resolution with Guatemalan community members who commenced a Supreme Court of British Columbia action in 2014 against Tahoe Resources Inc. ("Tahoe").

In April 2013, members of the local community in San Rafael Las Flores, Santa Rosa, in Guatemala, were engaged in protests at the Escobal Mine, owned by Minera San Rafael, regarding the issue of prior community consultation.

On April 27, 2013, the mine’s security guards, headed by the chief of security, Alberto Rotondo, shot at protesters who had gathered on the public road outside the gates of the mine. A number of individuals were injured during the shooting including Adolfo Agustin Garcia, Luis Fernando Garcia Monroy, Wilmer Francisco Perez Martinez, and Misael Eberto Martinez Sasvin, who filed a lawsuit in the Supreme Court of British Columbia, Canada, against Tahoe Resources Inc., owner of Minera San Rafael, seeking justice for the violation of their rights.

On February 22, 2019, Pan American Silver acquired Tahoe.

Pan American strongly condemns and will not resort to the use of any violence. While these events occurred well before the acquisition, Pan American, on behalf of Tahoe, acknowledges that the shooting on April 27, 2013, infringed the human rights of the protesters. Pan American, on behalf of Tahoe, apologizes to the victims and to the community.

Nearly six years after the shooting, Adolfo Agustin Garcia, Luis Fernando Garcia Monroy, Wilmer Francisco Perez Martinez, and Misael Eberto Martinez Sasvin, have achieved a resolution of their lawsuit in Canada against Tahoe with Pan American. The case has now been concluded.

The resolution of the lawsuit does not impede in any way the ability of the victims to exercise their rights of protest related to the mine in the future.

Michael Steinmann, President and Chief Executive Officer of Pan American Silver, said: “When we completed the acquisition of Tahoe, we made it a priority to reach out and make a constructive proposal to resolve the matter amicably rather than continue with the litigation. We sincerely hope that this resolution provides some measure of closure for Messrs. Garcia, Garcia Monroy, Perez Martinez and Martinez Sasvin, and that this is a step towards repairing relationships with the broader communities in Guatemala."

Respect and protection of human rights is a core principle in how Pan American conducts its business. We are continuing to assess and improve our approach to human rights across our operations. As part of that due diligence, we are assessing how our human rights and security practices are consistent with the

Voluntary Principles on Security and Human Rights, as well as the Child Rights and Security Checklist. At our Escobal operations in Guatemala, we have already reviewed our security practices accordingly and we have appointed a Human Rights Officer, who reports to our General Counsel.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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